

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 10, 2017

Via E-mail
Scott Murcray
Chief Financial Officer
AirXpanders, Inc.
1047 Elwell Court
Palo Alto, California 94303

      Re: AirXpanders, Inc.
             Amendment No. 1 to Registration Statement on Form 10
             Filed June 16, 2017
             File No. 000-55781

Dear Mr. Murcray:

      We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2017 letter.

Item 1. Business, page 1

1.   Disclose that your product would only be used in a two stage breast reconstruction procedure as your response to prior comment 1 indicates, and clarify whether the prophylactic mastectomy procedure you mention on page 2 involved a one stage or two stage reconstruction procedure.

Intellectual Property, page 7

2.   Revise your disclosure added in response to prior comment 8 to distinguish between the number of patents and the number of patent applications subject to the license agreement.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 36

3.   Revise your response to prior comment 12 to disclose the natural person or persons with voting and dispositive power of the shares owned by Regal Funds Management Pty Ltd.

Item 5. Directors and Executive Officers, page 38

4.   Revise your disclosure in this section to reflect your response to prior comment 15 that Mr. Shalon is no longer a member of your board of directors.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Mark Weeks
        Cooley LLP